20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

RECEIVED

2005 DEC -8 A 11: 49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International
Room 3045 (Stop 3-4),
Washington, DC 20549
U.S.A.


05013154

Our Ref: GSD/TCHL/4480
28th November 2005
BY AIRMAIL

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528



Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

PROCESSED

DEC 1 2 2005

THOMSON

Encl.

Annex A to Letter to the SEC
dated 28th November 2005
of Tai Cheung Holdings Limited.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title :   Notification of Meeting of the Board of Directors at which :
(i)   a dividend is to be declared; and
(ii)   an announcement in respect of the Interim Results
       is to be approved for publication.

Date :   28th November 2005

Entity requiring item :   Hong Kong Stock Exchange (pursuant to listing
                          agreement between Exchange and Company)

20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Listing Division
The Stock Exchange of
  Hong Kong Limited
11/F One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Our Ref: GSD/TCHL/4479
28th November 2005
BY HAND

COPY

Dear Sirs,

Re: Board Meeting

We would like to advise that a Meeting of the Board of Directors of the Company will be held at the Company's Board Room on <u>Thursday, 8th December 2005 at 3:30 p.m.</u> for the purposes of approving, inter alia, the Interim Announcement, Interim Report, the unaudited Statement of Accounts and declaring the Interim Dividend for the half year ended 30th September 2005.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y.H. Tam
Secretary

c.c. Mr. James Shum (Fax No.2877 6987)
    Information Services Dept.
    The Stock Exchange of Hong Kong limited